EXHIBIT 99.1

Ultrapetrol to Present at the Stifel Transportation & Logistics Conference

NASSAU, Bahamas, Feb. 4, 2014 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business, and Ocean Business), announced today that its management will be presenting at the Stifel Transportation & Logistics Conference in Palm Beach, FL on Tuesday, February 11, 2014 at 4:35 p.m. Eastern Time.

At the event, Ultrapetrol management will present the Company's business strategy, growth prospects, financial position, market outlook, and recent developments, followed by a question and answer session.

A live webcast of the presentation and slides will be available to the public on the Investor Relations section of the Company's website, www.ultrapetrol.net. Please allow extra time prior to the presentation to visit the Company's website and download any software that may be needed to listen to the webcast.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

CONTACT: Bryan Degnan
         646-673-9701
         bdegnan@igbir.com